Exhibit 99.1

EIMO CORPORATION STOCK EXCHANGE RELEASE 31.10.2002 AT 8:30	1	(1)

EIMO CORPORATION AGREES ON EUR 75 MILLION DOMESTIC COMMERCIAL PAPER PROGRAM

Eimo Corporation has entered into an agreement on an EUR 75 million domestic commercial paper program. The managers in the joint program are OKO Bank, Nordea Bank Finland Plc and Svenska Handelsbanken Ab (publ). The lead manager was OKO Bank.

Within the framework of the commercial paper program the company can issue commercial papers with maturities of under one year. The program will enable Eimo to diversify its sources of financing in accordance with its financing policy.

Eimo Corporation
Timo Harju
President and CEO

Further information:
Elmar Paananen, Executive Vice Chairman +358 500 503 865

DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 27, 2002 (an extract of the Risk Factors from such Form 20-F is available at www.eimo.com / Investor relations / Form 20-F Risk Factors).